SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                           16  JANUARY 2007

                                 SkyePharma PLC

                     CIRCULAR POSTED TODAY TO SHAREHOLDERS

London, England, 16 January, 2007 - SkyePharma PLC (LSE: SKP; NASDAQ: SKYE)
announces that, further to its announcement on 9 January 2007, a Circular, which details the proposed disposal of its Injectable Business and the proposed placing with certain institutional investors, will today be posted to shareholders of the Company.

The Circular includes a notice convening an Extraordinary General Meeting to be held on 8 February 2007 at 10am at Stringer Saul LLP, First Floor, 17 Hanover
Square, London W1S 1HU at which resolutions will be proposed, inter alia, to approve the disposal and the issue of shares under the placing.

The Circular will shortly be available for inspection at the UK Listing
Authority's Document Viewing Facility at the Financial Services Authority, 25
The North Colonnade, Canary Wharf, London E14 5HS.

EXPECTED TIMETABLE OF KEY EVENTS

Posting of Circular to Shareholders                     16 January 2007

Latest time and date for receipt of Forms of Proxy      10am on 6 February 2007

Extraordinary General Meeting                           10 am on 8 February 2007

Expected date of completion of the Disposal             9 February 2007

Expected date of Placing Shares being admitted          12 February 2007

For further information please contact:

SkyePharma PLC                                          +44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer
Peter Grant, Finance Director

Buchanan Communications                                 +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Trout Group (US)
Seth Lewis                                              +(1) 617-583-1308

Notes for editors

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

These materials are not an offer for sale of securities in the United States.
The securities in the placing have not been and will not be registered under the
US Securities Act of 1933 (the "Securities Act") and the securities may not be sold in the United States absent registration or an exemption from registration under the Securities Act. The Company does not intend to register any portion of such offering in the United States or to conduct a public offering of the ordinary shares in the United States.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   January 16, 2007